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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              THE CATO CORPORATION
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             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                   56-0484485
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


8100 Denmark Road, Charlotte, North Carolina                           28273
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(Address of Principal Executive Offices)                             (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act Registration Statement file number to which this form relates:

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(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of Each Exchange on Which Each
Title of Each Class to be so Registered          Class is to be Registered
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         Class A Common Stock                     New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act: None


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
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The Registrant's Articles of Incorporation authorize the issuance of up to
50,000,000 shares of Class A Common Stock, 15,000,000 shares of Class B common Stock and 100,000 shares of Preferred Stock. As of March 22, 2002, there were 19,395,237 shares of Class A Common Stock and 5,822,649 shares of Class B Common Stock outstanding. There were no shares of Preferred stock outstanding.

The Registrant's Class A Common Stock has been approved for listing, and will begin trading, on the New York Stock Exchange on June 13, 2002 under the symbol CTR.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

The powers, designations, preferences, rights and privileges of the holders of Class A Common Stock and the holders of Class B Common Stock are identical, except as described below, Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to stockholders. Holders of Class A Common Stock vote with holders of Class B Common Stock as a single class, except for matters as to which applicable law requires the approval of one or both classes voting separately. Among other things, the Delaware General Corporation Law requires a separate class vote for any amendment to the Company's charter that would affect adversely the rights and preferences of that class of stock. The number of authorized shares of either Class A Common Stock or Class B Common Stock may be increased, however, by the affirmative vote of a majority of all votes entitled to be voted by the holders of Class A Common Stock and Class B Common Stock voting as a single class.

Subject to preferences that may be applicable to any shares of Preferred Stock outstanding at the time, the holders of Class A Common Stock and Class B Common Stock are entitled to receive such separate dividends as may be declared by the Board of Directors out of funds legally available therefor. No cash dividend may be paid to the holders of Class B Common Stock unless an equal or greater dividend, on a per share basis, is paid to the holders of Class A Common Stock. In case of dividends payable in stock of the Company other than Preferred Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock, and only shares of Class B Common Stock, in an amount per share equal to the amount per share distributed with respect to the Class A Common Stock, may be distributed with respect to Class B Common Stock.

No stock dividend may be paid, and no stock split, reverse stock split, reclassification or recapitalization of the Class A Common Stock, and no such transactions resulting in a decrease of the number of outstanding shares of Class B Common Stock, may be effected unless the ratio of the number of shares of Class B Common Stock outstanding immediately following such transaction to the number of shares of Class B Common Stock outstanding immediately prior to such transaction is the same as the ratio of the number of shares of Class A Common Stock outstanding immediately following such transaction to the number of shares of Class A Common Stock outstanding immediately prior to such transaction.


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Subject to the rights of the holders of any shares of Preferred Stock that may be outstanding at the time, in the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to receive a preferential distribution of $1.00 per share out of the net assets of the Company. After such payment to the holders of Class A Common Stock, or provision therefor, holders of Class A Common Stock and holders of Class B Common Stock are entitled to share ratably in the remaining net assets of the Company. Holders of Class A Common Stock and Class B Common Stock do not have cumulative voting, preemptive or redemption rights. Holders of Class B Common Stock may elect at any time to convert their shares of Class B Common Stock, on a one-for-one basis, into shares of Class A Common Stock. Holders of Class A Common Stock have no conversion privileges.

Restrictions on Transfers

The Company's charter provides that shares of Class B Common Stock may be transferred only to certain "Permitted Transferees" consisting generally of the lineal descendants of holders of Class B Common Stock, trusts for their benefit, corporations and partnerships controlled by them and the Company's employee benefit plans. Any transfer of Class B Common Stock in violation of these restrictions, including a transfer to the Company, results in the conversion of the transferred shares of Class B Common Stock held by the transferee into an equal number of shares of Class A Common Stock.

ITEM 2.  EXHIBITS
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All exhibits required by Instruction II to Item 2 will be supplied to the New
York Stock Exchange.







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                                    SIGNATURE

 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             THE CATO CORPORATION


                                             BY: /s/ John P. Derham Cato
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                                                 NAME: JOHN P. DERHAM CATO
                                                 TITLE: PRESIDENT, VICE CHAIRMAN
                                                 AND CHIEF EXECUTIVE OFFICER


DATED: May 20, 2002











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